Exhibit 99.1

Lifeway Foods, Inc. (NASDAQ: LWAY) Largest Shareholders, Ludmila and Edward Smolyansky, Demand Resignations of the Company’s CEO and Certain Directors

•	Seek Resignation of Lead Director Jason Scher, Directors Pol Sikar, Jody Levy, Dorri McWhorter and Perfecto Sanchez and CEO/Chairperson Julie Smolyansky
•	Seek Immediate Termination of Julie Smolyansky’s “Chief of Staff” and Spouse, Jason Burdeen, a Former Jeweler
•	Call for the Adoption of an Anti-Nepotism Policy
•	Call for Operational and Strategic Review of Business
•	Related Presentation Available www.lifebacktolifeway.com

CHICAGO, Ill., July 18, 2024 /PRNewswire/ -- Ludmila and Edward Smolyansky (the "Smolyanskys"), who beneficially own approximately 29% of the outstanding common stock of Lifeway Foods, Inc. (“Lifeway” or the “Company”), today announced their demand that the Company’s Chief Executive Officer, Julie Smolyansky, and certain of the Company’s other directors, resign from their positions. The Smolyanskys believe these actions are necessary to avoid further underperformance and mismanagement of Company assets, and that new leadership can deliver swift and significant changes to shareholders.

The Smolyanskys’ previous campaign, which began in February 2022, called for replacing the Company’s CEO and commencing an exploration of the Company’s strategic alternatives. Lifeway’s shares rose approximately 50% following that disclosure. The Smolyanskys subsequently agreed to terminate their campaign in exchange for a commitment by the Company to, among other things, engage a nationally recognized financial advisor to assist it with the exploration of strategic alternatives. Edward Smolyansky stated, “Lifeway did not make a good faith effort to honor its obligations under our settlement agreement, and by February 2023 it was apparent that it had breached the agreement. In light of the board’s failures, we believe that even significant changes are needed, and are calling for resignations of each of the board’s directors, other than Juan Carlos Dalto, who we believe is the only qualified independent director.”

After Ludmila Smolyansky refused to agree to Julie Smolyansky’s demand for a “gift” of one million Lifeway shares, the Company spent over one million dollars trying to silence the Smolyanskys with two lawsuits, both of which the Company voluntarily dismissed when forced to prove its claims. Before the dismissals, the lawsuits revealed that the CEO’s spouse, Jason Burdeen, has been exercising significant managerial control of the Company’s affairs despite not being an officer of the Company, with his only apparent qualification being his relationship with the CEO. As part of these lawsuits, a federal judge ruled that Mr. Burdeen had submitted multiple affidavits under oath that were not true.

Last spring, Kanen Wealth Management (KWM) became the fourth largest stockholder in Lifeway and launched an activist campaign on June 8, 2023, issuing a scathing letter critical of Julie and her Board. Lifeways' share price again rallied 15% on the news. The Smolyanskys believe the board was never fully informed of this activist campaign by the CEO and her husband. Director Dorri McWhorter testified to this under oath in December 2023.

Meanwhile, Lifeway shares have continued to underperform. Since Lifeway’s recent intraday high of $28.61 recorded on May 10, 2024, its stock price has lost approximately 54% of its value based on the closing price on July 17, 2024. Lifeway’s stock price is also well below several recent public valuation estimates. In June 2023, KWM estimated the value at about twice sales or about $20 per share, and currently Lake St. and Noble Capital have a combined average target of $24 per share, or nearly double today’s price.

Lifeway’s CEO also has a credibility issue when discussing historical results, such as when she recently touted “17 consecutive quarters of revenue growth” and other “monumental results” mostly driven by volume growth. The reality is very different.

Since 2016, Lifeway has posted a revenue CAGR of approximately 3.1%, excluding an unauthorized and ill-advised 2021 acquisition of Glen Oaks Yogurt, as well as heavy post-Covid inflationary related price increases since 2020. Recently, in the second quarter of 2024, Lifeway secured a limited-time rotation of its flagship 32-ounce kefir in Sam’s Club outlets through June. Edward Smolyansky stated, “While it would not surprise me that after gloating about this ‘monumental’ achievement, my sister will demand a raise to her already bloated compensation package. The reality is the Company will likely compensate her spouse to avoid bad optics for herself, a common theme.”

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However, Lifeway’s marketing strategy and budget are totally disconnected from reality. It has completely failed to capitalize on the Covid 19 stay at home environment in 2020 and 2021. For example, Lifeway’s advertising expense as a percentage of revenue stagnated around 2.5% from 2020 through 2023, an unacceptable strategy for any consumer packaged goods company in America, let alone one on the cusp of becoming the “next Tropicana or Hersheys,” as was recently proclaimed by the CEO.

Edward Smolyansky stated, “After the CEO decided to spend over $55,000 on a personal trip to the Hamptons NY, during a 4th of July weekend claiming it was a business expense for a purported book signing, influencer breakfast, and a few yoga events, days after Lifeway’s 3rd CFO of 2018 was named, then attempted to conceal it, my mother and I knew we had a larger problem on our hands. That CFO only lasted a few more months at Lifeway.”

Edward Smolyansky further stated, "Lifeway suffers from a pattern of retrenching and silence when faced with criticism, and mediocre results, often doubling down on past failures. The CEO’s narcissistically driven inability to self-reflect makes it impossible for the brand to achieve its full potential and value in the short and long term, and for Lifeway to move forward, she must get out of the way.”

Smolyansky added, “The Company’s Board has enabled Julie to create a toxic culture of greed and narcissism, quid pro quos, and cronyism. This has emboldened her and her husband to weaponize the Company and consolidate power through deception and intimidation, ruling like tyrants.” During the period from 2018 to 2020, Lifeway wrongfully terminated the Controller, saw its VP of Operations quit, went through two public accounting firms, three different CFOs in 2018 alone, and had two Directors resign, and on New Years Eve 2019, the termination of its General Counsel.

Lifeway Foods Co-Founder Ludmila Smolyansky stated “Of course, no dismantling of all corporate oversight can be complete without Edward’s and my terminations in 2022, effectively putting Julie’s spouse, Jason Burdeen, in de facto control over operations, Board activities and acting as Chief Legal Officer. My daughter has publicly demanded I “gift” her one million shares of Lifeway common stock recently as well. Unfortunately, we think Julie and Jason’s desire for total control and my shares has been a driving reason for using the Company’s resources to file multiple lawsuits against us.”

Mr. Smolyansky continued, “She has created a cult of personality dictated by the goal: Brand Julie IS Brand Lifeway.” Smolyansky added, “My full presentation outlines a multitude of selfish, self-promoting campaigns or spectacles devised by Julie and her marketing and PR team, which diverted millions of dollars of shareholder funds to foster this personal ambition.

“Lifeway’s pattern of retrenching, doubling down on past failures, and management’s ego-driven inability to self-reflect make it impossible for the brand to achieve its full potential and value. For Lifeway to move forward, it must get out of its own way. Decades old, entrenched leadership must also get out of the way.”

CONTACT INFO:

www.purecultureorganics.com

email: esmolyansky@lucysorganics.com

ph: 847-915-0118

About:

Ludmila Smolyansky, 74, served as a director of the Company from 2002 until May 16, 2023, and unanimously elected as the Chairperson of the Board in November 2002. She has been the operator of several independent delicatessen and gourmet food distributorship businesses, and imported food distributorships, and been a leading force in the health food market for over 40 years. Ludmila Smolyansky and Michael Smolyansky founded Lifeway and she served as the Company’s General Manager. In 2010, she retired as a Company employee. She continued to serve the Company as its Chairperson of the Board until August 2022 and served as a consultant to the Company from 2011 until January 2022.

Mr. Smolyansky, 44, served as a director of the Company from 2017 until the 2022 annual meeting of shareholders of the Company. Prior to January 2022, he also served as the Company’s Chief Operating Officer. He was appointed as Chief Financial and Accounting Officer and Treasurer of the Company in November 2004 and appointed as the Chief Operating Officer and Secretary in 2012. He resigned his titles as Chief Financial Officer on January 1, 2016 and as Chief Accounting Officer on August 8, 2016. He retained his title of Chief Operating Officer when the Board appointed Eric Hanson as Treasurer and as Secretary on October 4, 2019. Mr. Smolyansky also served as Lifeway’s Controller from June 2002 until 2004. Mr. Smolyansky received a bachelor’s degree in finance from Loyola University of Chicago in December 2001.

Mr. Smolyansky has over fifteen years of extensive financial and operations experience in the dairy and consumer packaged goods industries. Under his operational leadership, the Company successfully integrated several strategic acquisitions and he successfully led the development of both manufacturing processes and products.